Exhibit 99.1

51job, Inc. Reports First Quarter 2021 Financial Results

SHANGHAI, June 25, 2021 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the first quarter of 2021 ended March 31, 2021.

First Quarter 2021 Financial Highlights:

•	Net revenues increased 13.2% over Q1 2020 to RMB895.2 million (US$136.6 million)
•	Online recruitment services revenues decreased 0.3%
•	Other human resource related revenues increased 43.3%
•	Income from operations was RMB3.9 million (US$0.6 million)
•	Fully diluted earnings per share was RMB0.84 (US$0.13)
•	Excluding share-based compensation expense, gain from foreign currency translation, and change in fair value of listed equity securities investment, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share was RMB1.53 (US$0.23)

First Quarter 2021 Unaudited Financial Results

Net revenues for the first quarter ended March 31, 2021 were RMB895.2 million (US$136.6 million), an increase of 13.2% from RMB791.1 million for the same quarter in 2020.

Online recruitment services revenues for the first quarter of 2021 were RMB545.4 million (US$83.2 million) compared with RMB547.0 million for the same quarter in 2020. While the Company has observed improvements in market conditions and hiring activity in 2021, the slight year-over-year decline was primarily due to the calendar impact of the Chinese New Year holiday in mid-February, which resulted in a later start to the recruitment peak season in 2021 and affected the amount of revenues that could be recognized in the first quarter of this year. The Company believes there will be continued recovery in its online recruitment business in 2021.

Other human resource related revenues for the first quarter of 2021 increased 43.3% to RMB349.8 million (US$53.4 million) from RMB244.1 million for the same quarter in 2020. The growth was primarily driven by solid employer demand for training, placement and business process outsourcing services this year, as compared to a challenging environment and stringent travel and social restrictions imposed due to the COVID-19 pandemic in the first quarter of 2020.

Gross profit for the first quarter of 2021 increased 6.8% to RMB573.4 million (US$87.5 million) from RMB536.8 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 64.1% in the first quarter of 2021 compared with 67.9% for the same quarter in 2020. The increase in cost of services was primarily due to higher employee compensation expenses and staff additions.

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51job, Inc. Reports First Quarter 2021 Financial Results

June 25, 2021

Operating expenses for the first quarter of 2021 increased 55.2% to RMB569.5 million (US$86.9 million) from RMB366.8 million for the same quarter in 2020. Sales and marketing expenses for the first quarter of 2021 increased 71.6% to RMB473.9 million (US$72.3 million) from RMB276.2 million for the same quarter of the prior year, primarily due to greater spending on advertising campaigns and brand building activities as well as more headcount and higher employee compensation expenses. Advertising and promotion expenses increased 208.8% to RMB231.2 million (US$35.3 million) in the first quarter of 2021 from RMB74.9 million in the same quarter of the prior year. The Company has plans to significantly increase sales and marketing investments this year to strengthen its brands and promote its wide range of service offerings.

General and administrative expenses for the first quarter of 2021 increased 5.4% to RMB95.5 million (US$14.6 million) from RMB90.6 million for the same quarter of the prior year, primarily due to higher share-based compensation expense, provision for credit losses, professional services fees and office-related costs.

Income from operations for the first quarter of 2021 was RMB3.9 million (US$0.6 million) compared with RMB170.0 million for the first quarter of 2020. Operating margin, which is income from operations as a percentage of net revenues, was 0.4% in the first quarter of 2021 compared with 21.5% for the same quarter in 2020. Excluding share-based compensation expense, operating margin would have been 4.8% in the first quarter of 2021 compared with 26.2% for the same quarter in 2020.

The Company recognized a gain from foreign currency translation of RMB5.3 million (US$0.8 million) in the first quarter of 2021 compared with RMB10.2 million in the first quarter of 2020, primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits.

The Company recognized a mark-to-market, non-cash loss of RMB13.3 million (US$2.0 million) in the first quarter of 2021 compared with a gain of RMB9.9 million in the first quarter of 2020 associated with a change in fair value of listed equity securities investment in Huali University Group Limited, which is traded on the Hong Kong Stock Exchange.

Net income attributable to 51job for the first quarter of 2021 was RMB57.2 million (US$8.7 million) compared with RMB205.2 million for the same quarter in 2020. Fully diluted earnings per share for the first quarter of 2021 was RMB0.84 (US$0.13) compared with RMB3.02 for the same quarter in 2020.

In the first quarter of 2021, total share-based compensation expense was RMB38.9 million (US$5.9 million) compared with RMB37.1 million in the first quarter of 2020.

Excluding share-based compensation expense, gain from foreign currency translation, and change in fair value of listed equity securities investment, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the first quarter of 2021 was RMB104.1 million (US$15.9 million) compared with RMB222.3 million for the first quarter of 2020. Non-GAAP adjusted fully diluted earnings per share was RMB1.53 (US$0.23) in the first quarter of 2021 compared with RMB3.27 in the first quarter of 2020.

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51job, Inc. Reports First Quarter 2021 Financial Results

June 25, 2021

As of March 31, 2021, cash and short-term investments totaled RMB10,359.3 million (US$1,581.1 million) compared with RMB10,761.9 million as of December 31, 2020.

Intention to Purchase New Headquarters Office Building in Shanghai

Subject to approval for sale by local government authorities, the Company intends to purchase an office building in Shanghai, which will serve as its new corporate headquarters.

The building is approximately 32,400 square meters and will accommodate the Company’s continued growth and business expansion. The total purchase price is estimated to be about RMB2.07 billion (US$316 million), and a deposit amount of RMB409.9 million (US$62.6 million) has been made as of March 31, 2021.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.5518 to US$1.00, the noon buying rate on March 31, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain from foreign currency translation and change in fair value of listed equity securities investment, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain from foreign currency translation and change in fair value of listed equity securities investment, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation, mark-to-market gain or loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain from foreign currency translation and change in fair value of listed equity securities investment, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

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51job, Inc. Reports First Quarter 2021 Financial Results

June 25, 2021

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, http://www.lagou.com, and http://www.51mdd.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide network of sales and service locations spanning more than 30 cities across China.

Contact

Investor Relations, 51job, Inc.

Tel: +86-21-6879-6250

Email: ir@51job.com

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51job, Inc. Reports First Quarter 2021 Financial Results

June 25, 2021

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “confident” and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; growth and trends of the human resource services industry in China; market acceptance of 51job’s products and services; competition in the industry; 51job’s ability to control costs and expenses; 51job’s ability to retain key personnel and attract new talent; relevant government policies and regulations relating to 51job’s industry, corporate structure and business operations; seasonality in the business; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; and fluctuations in general economic and business conditions in China and globally, including the impact of the coronavirus or other pandemic. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports First Quarter 2021 Financial Results

June 25, 2021

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	March 31, 2020	March 31, 2021	March 31, 2021
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
Revenues:
Online recruitment services	547,017	545,362	83,238
Other human resource related revenues	244,094	349,791	53,389
Net revenues	791,111	895,153	136,627
Cost of services (Note 2)	(254,303)	(321,766)	(49,111)
Gross profit	536,808	573,387	87,516
Operating expenses:
Sales and marketing (Note 3)	(276,192)	(473,918)	(72,334)
General and administrative (Note 4)	(90,642)	(95,540)	(14,582)
Total operating expenses	(366,834)	(569,458)	(86,916)
Income from operations	169,974	3,929	600
Gain from foreign currency translation	10,171	5,345	816
Interest and investment income, net	44,315	60,017	9,160
Change in fair value of listed equity securities investment	9,891	(13,255)	(2,023)
Other income, net	4,335	4,729	722
Income before income tax expense	238,686	60,765	9,275
Income tax expense	(36,771)	(14,647)	(2,236)
Net income	201,915	46,118	7,039
Net loss attributable to non-controlling interests	3,331	11,107	1,695
Net income attributable to 51job,Inc.	205,246	57,225	8,734

Net income	201,915	46,118	7,039
Other comprehensive income	308	62	9
Total comprehensive income	202,223	46,180	7,048
Earnings per share:
Basic	3.07	0.85	0.13
Diluted	3.02	0.84	0.13
Weighted average number of common shares outstanding:
Basic	66,802,054	67,407,495	67,407,495
Diluted	68,005,680	68,157,045	68,157,045

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.5518 to US$1.00 on March 31, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB5,917 and RMB6,202 (US$946) for the three months ended March 31, 2020 and 2021, respectively.

(3) Includes share-based compensation expense of RMB5,087 and RMB5,332 (US$814) for the three months ended March 31, 2020 and 2021, respectively.

(4) Includes share-based compensation expense of RMB26,120 and RMB27,384 (US$4,180) for the three months ended March 31, 2020 and 2021, respectively.

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51job, Inc. Reports First Quarter 2021 Financial Results

June 25, 2021

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	March 31, 2020	March 31, 2021	March 31, 2021
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
GAAP income before income tax expense	238,686	60,765	9,275
Add: Share-based compensation	37,124	38,918	5,940
Less: Gain from foreign currency translation	(10,171)	(5,345)	(816)
Add (Less): Change in fair value of listed equity securities investment	(9,891)	13,255	2,023
Non-GAAP income before income tax expense	255,748	107,593	16,422
GAAP income tax expense	(36,771)	(14,647)	(2,236)
Tax effect of non-GAAP line items	(31)	93	14
Non-GAAP income tax expense	(36,802)	(14,554)	(2,222)
Non-GAAP adjusted net income	218,946	93,039	14,200
Non-GAAP adjusted net income attributable to 51job,Inc.	222,277	104,146	15,895
Non-GAAP adjusted earnings per share:
Basic	3.33	1.55	0.24
Diluted	3.27	1.53	0.23
Weighted average number of common shares outstanding:
Basic	66,802,054	67,407,495	67,407,495
Diluted	68,005,680	68,157,045	68,157,045

Note (1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.5518 to US$1.00 on March 31, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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51job, Inc. Reports First Quarter 2021 Financial Results

June 25, 2021

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
ASSETS
Current assets:
Cash	3,292,698	3,087,788	471,289
Restricted cash	2,258	—	—
Short-term investments	7,469,213	7,271,553	1,109,856
Accounts receivable (net of allowance of RMB26,798 and RMB22,291 as of December 31, 2020 and March 31, 2021, respectively)	290,480	262,490	40,064
Prepayments and other current assets	492,980	1,063,245	162,283
Total current assets	11,547,629	11,685,076	1,783,492
Non-current assets:
Time deposits	719,189	725,664	110,758
Long-term investments	1,576,250	1,563,444	238,628
Property and equipment, net	273,157	267,559	40,837
Goodwill	1,036,124	1,036,124	158,143
Intangible assets, net	163,503	153,724	23,463
Right-of-use assets	307,869	306,042	46,711
Other long-term assets	13,946	13,956	2,130
Deferred tax assets	38,013	40,162	6,130
Total non-current assets	4,128,051	4,106,675	626,800
Total assets	15,675,680	15,791,751	2,410,292
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable	83,087	125,328	19,129
Salary and employee related accrual	182,565	73,221	11,176
Taxes payable	172,254	94,146	14,370
Advances from customers	1,158,604	1,269,422	193,752
Lease liabilities, current	34,952	37,125	5,666
Other payables and accruals	1,178,955	1,241,713	189,522
Total current liabilities	2,810,417	2,840,955	433,615
Non-current liabilities:
Lease liabilities, non-current	44,949	42,972	6,559
Deferred tax liabilities	232,087	228,090	34,813
Total non-current liabilities	277,036	271,062	41,372
Total liabilities	3,087,453	3,112,017	474,987
Mezzanine equity:
Redeemable non-controlling interests	189,811	178,514	27,247
Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000 shares authorized, 67,406,657 and 67,432,934 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respecitvely)	54	54	8
Additional paid-in capital	5,206,154	5,251,275	801,501
Statutory reserves	18,474	18,474	2,820
Accumulated other comprehensive income	276,975	277,036	42,284
Retained earnings	6,871,090	6,928,315	1,057,467
Total 51job,Inc. shareholders' equity	12,372,747	12,475,154	1,904,080
Non-controlling interests	25,669	26,066	3,978
Total equity	12,398,416	12,501,220	1,908,058
Total liabilities, mezzanine equity and equity	15,675,680	15,791,751	2,410,292

Note (1): The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.5518 to US$1.00 on March 31, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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